SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 24, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Joseph Villalta The Ruth Group +1-646-536-7003 jvillalta@theruthgroup.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2008 RESULTS

Hsinchu, Taiwan, March 24, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2008. All U.S. dollar figures in this release are based on the exchange rate of NT$32.76 against US$1.00 as of December 31, 2008.

Net revenue on a US GAAP basis for the fourth quarter of 2008 was NT$3,052.6 million or US$93.2 million, a decrease of 50.0% from NT$6,101.6 million or US$186.3 million for the same period in 2007 and a decrease of 30.0% from NT$4,361.5 million or US$133.1 million in the third quarter of 2008. Under US GAAP, the gross margin for the fourth quarter of 2008 was -28.0%, compared to 24.6% for the same period in 2007 and 0.3% for the third quarter of 2008.

Net loss on a US GAAP basis for the fourth quarter of 2008 was NT$5,838.6 million or US$178.2 million, and NT$69.54 or US$2.12 per basic common share, compared to net loss of NT$873.6 million or US$26.7 million, and NT$10.41 or US$0.32 per basic common share, for the third quarter of 2008. Net loss under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$8.6 million or US$0.3 million and amortization of discount on convertible notes of NT$27.9 million or US$0.9 million for the fourth quarter of 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$21.9 million or US$0.7 million and amortization of discount on convertible notes of NT$77.0 million or US$2.4 million for the third quarter of 2008. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss for the fourth quarter of 2008 was NT$5,819.3 million or US$177.6 million, and NT$69.31 or US$2.12 per basic common share, compared to non-GAAP adjusted net loss of NT$818.5 million or US$25.0 million, and NT$9.75 or US$0.30 per basic common share in the third quarter of 2008.

Under US GAAP, net revenue for the fiscal year ended December 31, 2008 was NT$17,010.2 million or US$519.2 million, a decrease of 27.9% from NT$23,597.6 million or US$720.3 million for the fiscal year ended December 31, 2007. Under US GAAP, net loss for the fiscal year ended December 31, 2008 was NT$7,177.7 million or US$219.1 million, and NT$85.56 or US$2.61 per common share, compared to net income of NT$2,901.7 million or US$88.6 million, and NT$36.13 or US$1.10 per common share, for the fiscal year ended December 31, 2007. Net loss for the fiscal year ended December 31, 2008 under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$191.4 million or US$5.8 million and amortization of discount on convertible notes of NT$277.1 million or US$8.4 million. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss for the fiscal year ended December 31, 2008 was NT$7,092.0 million or US$216.5 million, and NT$84.54 or US$2.58 per basic common share.

The unaudited consolidated financial results of ChipMOS for the fourth quarter ended December 31, 2008 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Despite continued market weakness, we achieved revenue of US$93.2 million in the fourth quarter. In light of the global financial climate, we faced similar challenges that every player in the semiconductor supply chain faced in the fourth quarter. The difficulties were not simply a temporary irregular market condition nor seasonality issue as we encounter on an annual basis in the past, but an economic downturn that may last for years under the current market outlook consensus.

The challenging global economic environment, credit crisis and slowing of consumer spending, significantly reduced DRAM demand in Q4, worsening the financial situation of DRAM makers across the space. As a result of this harsh financial climate, our DRAM revenue experienced a 38.5% sequential decline in Q4 resulting from a significant reduction in demand coming from our Taiwan customers. Given the current weakness in the macroeconomic environment, our LCD business dropped significantly with deterioration in consumer demand. Even after quarters of inventory correction in the LCD panel industry, panel makers continued their efforts to aggressively reduce their outputs to counter slowing orders. Rather than implementing continuous capacity services, our LCD driver customers placed rush orders to avoid inventory accumulations. This trend, coupled with weak momentum in the LCD industry, depressed the overall business activity in the supply chain resulting in our LCD driver revenue decline of 50.6% in the fourth quarter on a quarter-over-quarter basis. Additionally, we experienced significant revenue declines in both Flash and mixed-signal segments in Q4 as compared to Q3.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “The Company started to take action to deal with the business down cycle at a very early stage. We launched our cost saving programs in early 2008, which was a couple of quarters ahead of the global recession. During past two years, we also managed to reduce CapEx and took other measures for improving of our financial condition. These activities helped us maintain our cash position at a level which allowed us to sustain our operations in this unpredictable environment. To face this down cycle, we continue to work to readjust our financial resources and minimize cash outflow. The future business will be maintained based on the payment policy of cash-on-delivery for customers with financial problems. Management is confident that through its solid operation and diligent cost planning will ensure its continuous operation and improve performance even at down times like now. We are well prepared for the next dawn of the semiconductor industry.”

Selected Operation Data

	4Q08		3Q08		FY08
Revenue by segment
Testing		57%		51%		52%
Assembly		31%		31%		32%
LCD Driver		12%		18%		16%

Utilization by segment
Testing		55%		67%		65%
Assembly		48%		64%		63%
LCD Driver		29%		54%		52%
Overall		50%		64%		62%

CapEx	US$	19.3 million	US$	9.1 million	US$	66.8 million
Testing		75%		32%		56%
Assembly		25%		49%		34%
LCD Driver		0%		19%		10%

Depreciation and amortization expenses (US GAAP)	US$	54.9 million	US$	55.8 million	US$	221.6 million

First Quarter 2009 Outlook

Mr. Cheng continued, “Looking into the first quarter of 2009, the overall DRAM backend market continues to experience weak demand. This is primarily the result of substantial cut backs in output from Taiwan DRAM makers for cash outflow considerations. The LCD driver business seems to be in the best shape in the short-term among all our business sectors attributable to Chinese stimulus programs and US LCD TV demand. The flash and Mask ROM business from our Taiwan customers also picked up very well beginning in March. Following the LCD market trend, our mixed-signal business has some growth potential after mid-Q1. Most orders are coming from the urgent demands in the supply chain. In our view, January is confirmed to be the bottom of this down cycle for all of our business sectors. Currently, we expect month over month growth until May. However, the market visibility is still limited after May.

Considering the overall market weakness and the financial difficulty of our major customers, we currently expect that first quarter revenue will be in the range of approximately US$67 million to US$72 million, which is a decrease of 23% to 28% as compared to the fourth quarter 2008. The revenue forecast is based on the exchange rate of NT$32.76 to the USD as of December 31, 2008. The reported Q1 revenue in US dollars may vary from our guidance due to a different exchange rate at the end of the first quarter. Finally, we currently expect gross margin on a consolidated basis for the first quarter of 2009 to be in the range of approximately -55% to -60% due to low utilization rate.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2008 results on Tuesday, March 24, 2008 at 7:00PM ET (7:00AM, March 25, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 313353.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2008, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2008 (Unaudited)	Dec. 31, 2007 (Unaudited)	Dec. 31, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Dec. 31, 2008 (Unaudited)	Dec. 31, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	93.2	186.3	519.2	720.3	93.2	519.2
Cost of Revenue	117.6	139.5	518.0	532.5	119.3	521.0

Gross Profit (Loss)	(24.4)	46.8	1.2	187.8	(26.1)	(1.8)

Operating Expenses
Research and Development	3.4	2.6	13.3	9.8	3.4	13.3
Sales and Marketing	70.3	0.7	72.1	3.0	70.3	72.1
General and Administrative	5.3	8.4	27.0	32.7	8.6	35.2

Total Operating Expenses	79.0	11.7	112.4	45.5	82.3	120.6

Income (Loss) from Operations	(103.4)	35.1	(111.2)	142.3	(108.4)	(122.4)

Non-Operating Income (Expenses), Net	(80.2)	(7.1)	(100.3)	(20.4)	(82.6)	(98.9)

Income (Loss) before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	(183.6)	28.0	(211.5)	121.9	(191.0)	(221.3)

Income Tax Benefit (Expense)	7.7	0.6	(3.7)	(23.5)	8.1	(2.5)

Income (Loss) before Minority Interests and Interest in Bonuses Paid by Subsidiaries	(175.9)	28.6	(215.2)	98.4	(182.9)	(223.8)

Minority Interests	4.5	(1.4)	4.4	(22.0)	4.7	4.7

Interest in Bonuses Paid by Subsidiaries	—	—	(11.1)	(8.7)	—	—

Net Income (Loss)	(171.4)	27.2	(221.9)	67.7	(178.2)	(219.1)

Earnings (Loss) Per Share -Basic	(2.04)	0.32	(2.65)	0.84	(2.12)	(2.61)

Shares Outstanding (in thousands) -Basic	83,964	83,821	83,894	80,305	83,964	83,894

Net Income (Loss) -Diluted	(171.4)	31.1	(221.9)	80.1	(178.2)	(219.1)

Earnings (Loss) Per Share -Diluted	(2.04)	0.28	(2.65)	0.74	(2.12)	(2.61)

Shares Outstanding (in thousands) -Diluted	83,964	111,045	83,894	108,207	83,964	83,894

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.76 against US$1.00 as of Dec. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2008, 2007

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2008 (Unaudited)	Dec. 31, 2007 (Unaudited)	Dec. 31, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Dec. 31, 2008 (Unaudited)	Dec. 31, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	3,052.6	6,101.6	17,010.2	23,597.6	3,052.6	17,010.2
Cost of Revenue	3,851.1	4,569.0	16,969.9	17,444.1	3,909.2	17,068.3

Gross Profit (Loss)	(798.5)	1,532.6	40.3	6,153.5	(856.6)	(58.1)

Operating Expenses
Research and Development	112.1	85.3	435.6	322.3	112.1	435.6
Sales and Marketing	2,302.2	24.2	2,362.7	98.3	2,302.2	2,362.7
General and Administrative	174.5	273.9	885.6	1,070.5	283.0	1,154.9

Total Operating Expenses	2,588.8	383.4	3,683.9	1,491.1	2,697.3	3,953.2

Income (Loss) from Operations	(3,387.3)	1,149.2	(3,643.6)	4,662.4	(3,553.9)	(4,011.3)

Non-Operating Income (Expenses), Net	(2,626.4)	(231.8)	(3,286.8)	(669.2)	(2,704.9)	(3,240.1)

Income (Loss) before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	(6,013.7)	917.4	(6,930.4)	3,993.2	(6,258.8)	(7,251.4)

Income Tax Benefit (Expense)	251.7	21.1	(120.8)	(768.2)	266.6	(80.4)

Income (Loss) before Minority Interests and Interest in Bonuses Paid by Subsidiaries	(5,762.0)	938.5	(7,051.2)	3,225.0	(5,992.2)	(7,331.8)

Minority Interests	146.5	(45.8)	143.3	(720.0)	153.6	154.1

Interest in Bonuses Paid by Subsidiaries	—	—	(362.4)	(285.8)	—	—

Net Income (Loss)	(5,615.5)	892.7	(7,270.3)	2,219.2	(5,838.6)	(7,177.7)

Earnings (Loss) Per Share - Basic	(66.88)	10.65	(86.66)	27.63	(69.54)	(85.56)

Shares Outstanding (in thousands) - Basic	83,964	83,821	83,894	80,305	83,964	83,894

Net Income (Loss) - Diluted	(5,615.5)	1,019.4	(7,270.3)	2,622.5	(5,838.6)	(7,177.7)

Earnings (Loss) Per Share - Diluted	(66.88)	9.18	(86.66)	24.24	(69.54)	(85.56)

Shares Outstanding (in thousands) - Diluted	83,964	111,045	83,894	108,207	83,964	83,894

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) (UNAUDITED)

For the Three Months Ended Dec. 31, 2008 and Year Ended Dec. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months and the year ended Dec. 31, 2008 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss), which is US GAAP net income (loss) adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) and non-GAAP net income (loss) per share to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended Dec. 31, 2008	Year ended Dec. 31, 2008
US GAAP Net Income (Loss) (Basic)	(178.2)	(219.1)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(0.3)	(5.8)
Amortization of discount on convertible notes(3)	0.9	8.4

Total Special Items	0.6	2.6

Non-GAAP Adjusted Net Income (Loss) (Basic)	(177.6)	(216.5)

US-GAAP Net Income (Loss) Per Share (Basic)	(2.12)	(2.61)

Adjustment for special items	—	0.03

Non-GAAP Net Income (Loss) Per Share (Basic)	(2.12)	(2.58)

US-GAAP Net Income (Loss) Per Share (Diluted)	(2.12)	(2.61)

Adjustment for special items	—	0.03

Non-GAAP Net Income (Loss) Per Share (Diluted)	(2.12)	(2.58)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.76 against US$1.00 as of Dec. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Dec. 31, 2008 and Year Ended Dec. 31, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended Dec. 31, 2008	Year ended Dec. 31, 2008
Net Revenue	93.2	519.2
Cost of Revenue	119.3	521.0

Gross Profit (Loss)	(26.1)	(1.8)

Operating Expenses
Research and Development	3.4	13.3
Sales and Marketing	70.3	72.1
General and Administrative	8.6	35.2

Total Operating Expenses	82.3	120.6

Income (Loss) from Operations	(108.4)	(122.4)

Non-Operating Income (Expenses), Net(2)	(82.0)	(96.3)

Income (Loss) before Income Tax and Minority Interests(2)	(190.4)	(218.7)

Income Tax Benefit (Expense)	8.1	(2.5)

Income (Loss) before Minority Interests(2)	(182.3)	(221.2)

Minority Interests	4.7	4.7

Net Income (Loss) (2)	(177.6)	(216.5)

Earnings (Loss) Per Share -Basic(2)	(2.12)	(2.58)

Shares Outstanding (in thousands)-Basic	83,964	83,894

Earnings (Loss) Per Share -Diluted(2)	(2.12)	(2.58)

Shares Outstanding (in thousands)-Diluted	83,964	83,894

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.76 against US$1.00 as of Dec. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash income for changes in the fair value of the embedded derivative liabilities of NT$8.6 million or US$0.3 million and amortization of discount on convertible notes of NT$27.9 million or US$0.9 million for the three months ended Dec. 31, 2008 and non-cash income for changes in the fair value of the embedded derivative liabilities of NT$191.4 million or US$5.8 million, and the amortization of discount on convertible notes of NT$277.1 million or US$8.4 million for the year ended Dec 31, 2008. Please see “Reconciliation of US GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2008 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec. 31, 2008 (Unaudited)	Sep. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Dec. 31, 2008 (Unaudited)	Sep. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	203.0	118.3	156.7	203.0	118.3	156.7
Financial Assets at Fair Value Through Profit or Loss	3.1	14.2	17.0	3.1	14.2	17.0
Available-for-Sale Financial Assets	—	—	—	3.1	—	—
Held-to-Maturity Financial Assets	7.6	7.6	—	7.6	7.6	—
Investments with no Active Market	3.1	—	—	—	—	—
Accounts and Notes Receivable	46.0	144.2	162.5	46.0	144.2	162.5
Inventories	30.6	26.3	31.8	29.5	26.4	31.8
Other Current Assets	26.9	30.4	16.8	26.8	30.2	16.7

Total Current Assets	320.3	341.0	384.8	319.1	340.9	384.7

Long-Term Investments	13.4	7.9	10.9	13.4	7.9	10.9

Property, Plant & Equipment-Net	722.0	806.2	916.4	715.1	799.7	911.5
Intangible Assets	3.3	5.6	5.5	3.3	5.6	5.5
Other Assets	22.8	50.4	65.7	22.3	51.5	69.1

Total Assets	1,081.8	1,211.1	1,383.3	1,073.2	1,205.6	1,381.7

LIABILITIES
Current Liabilities
Short-Term Bank Loans	83.8	30.5	38.1	83.8	30.5	38.1
Current Portion of Long-Term Debts	187.6	122.5	207.5	184.9	122.5	208.4
Accounts Payable and Payables to Contractors and Equipment Suppliers	22.3	25.4	43.7	22.3	25.4	43.7
Other Current Liabilities	33.6	37.6	57.9	33.6	37.6	71.2

Total Current Liabilities	327.3	216.0	347.2	324.6	216.0	361.4
Long-Term Liabilities
Long-Term Debts	300.1	362.3	345.7	300.1	358.8	341.2
Other Liabilities	10.5	10.5	11.3	16.4	16.6	18.2

Total Liabilities	637.9	588.8	704.2	641.1	591.4	720.8

SHAREHOLDERS’ EQUITY
Capital Stock	0.8	0.8	0.8	0.8	0.8	0.8
Deferred Compensation	(0.7)	(1.0)	(2.1)	(1.2)	(1.7)	(3.8)
Capital Surplus	390.2	388.1	380.8	381.1	375.8	370.8
Retained Earnings (Accumulated Loss)	(30.4)	140.2	192.0	(25.2)	151.6	193.9
Treasury Stock	(0.1)	—	—	(0.1)	—	—
Cumulated Translation Adjustments	13.2	14.3	8.5	13.2	14.3	8.5
Unrecognized Pension Cost	—	—	—	(6.2)	(6.3)	(6.3)
Minority Interests	70.9	79.9	99.1	69.7	79.7	97.0

Total Equity	443.9	622.3	679.1	432.1	614.2	660.9

Total Liabilities & Shareholders’ Equity	1,081.8	1,211.1	1,383.3	1,073.2	1,205.6	1,381.7

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.76 against US$1.00 as of Dec. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2008 and Dec. 31, 2007

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec. 31, 2008 (Unaudited)	Sep. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)	Dec. 31, 2008 (Unaudited)	Sep. 30, 2008 (Unaudited)	Dec. 31, 2007 (Audited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	6,651.9	3,874.7	5,133.6	6,651.9	3,874.7	5,133.6
Financial Assets at Fair Value Through Profit or Loss	102.1	465.2	555.6	102.1	465.2	555.6
Available-for-Sale Financial Assets	—	—	—	100.0	—	—
Held-to-Maturity Financial Assets	250.0	250.0	—	250.0	250.0	—
Investments with no Active Market	100.0	—	—	—	—	—
Accounts and Notes Receivable	1,506.1	4,724.2	5,322.7	1,506.1	4,724.2	5,322.7
Inventories	1,001.5	862.1	1,043.6	966.1	862.8	1,044.3
Other Current Assets	882.7	994.4	549.7	876.4	990.0	547.2

Total Current Assets	10,494.3	11,170.6	12,605.2	10,452.6	11,166.9	12,603.4

Long-Term Investments	437.8	258.0	358.0	437.8	258.0	358.0

Property, Plant & Equipment-Net	23,654.9	26,410.7	30,020.4	23,427.2	26,199.6	29,861.6
Intangible Assets	107.8	183.7	180.4	107.8	183.7	180.4
Other Assets	746.8	1,651.3	2,152.1	731.6	1,688.7	2,262.6

Total Assets	35,441.6	39,674.3	45,316.1	35,157.0	39,496.9	45,266.0

LIABILITIES
Current Liabilities
Short-Term Bank Loans	2,745.4	999.9	1,249.2	2,745.4	999.9	1,249.2
Current Portion of Long-Term Debts	6,145.3	4,011.3	6,797.1	6,056.6	4,011.3	6,828.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	729.4	833.3	1,430.2	729.4	833.3	1,430.2
Other Current Liabilities	1,101.5	1,231.3	1,897.7	1,101.5	1,231.3	2,331.9

Total Current Liabilities	10,721.6	7,075.8	11,374.2	10,632.9	7,075.8	11,839.3
Long-Term Liabilities
Long-Term Debts	9,832.6	11,867.5	11,323.7	9,832.6	11,752.9	11,179.3
Other Liabilities	344.6	345.2	370.1	537.3	544.6	596.5

Total Liabilities	20,898.8	19,288.5	23,068.0	21,002.8	19,373.3	23,615.1

SHAREHOLDERS’ EQUITY
Capital Stock	27.6	27.6	27.5	27.6	27.6	27.5
Deferred Compensation	(26.0)	(32.9)	(69.4)	(40.9)	(55.3)	(125.0)
Capital Surplus	12,784.1	12,713.8	12,475.9	12,485.5	12,309.7	12,147.3
Retained Earnings (Accumulated Loss)	(998.3)	4,592.3	6,291.0	(826.8)	4,967.8	6,350.8
Treasury Stock	(1.8)	—	—	(1.8)	—	—
Cumulated Translation Adjustments	433.7	469.4	277.5	433.7	469.4	277.5
Unrecognized Pension Cost	—	—	—	(204.8)	(205.8)	(205.8)
Minority Interests	2,323.5	2,615.6	3,245.6	2,281.7	2,610.2	3,178.6

Total Equity	14,542.8	20,385.8	22,248.1	14,154.2	20,123.6	21,650.9

Total Liabilities & Shareholders’ Equity	35,441.6	39,674.3	45,316.1	35,157.0	39,496.9	45,266.0